

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Haim Ratzabi
Chief Financial Officer
Jeffs' Brands Ltd
3 Hanechoshet Street
Tel Aviv, Israel
6971068

> **Re: Jeffs' Brands Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 5, 2022**
> **File No. 333-262835**

Dear Mr. Ratzabi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1.   We note your disclosure on page 9. Please revise the prospectus cover page to disclose that you will be a controlled company. Please identify and disclose the percentage of voting power to be held by the controlling shareholders following the offering and, if true, that these shareholders will have the ability to determine all matters requiring approval by stockholders. Please also revise to include a risk factor discussing the risks associated with being a controlled company. In this regard, we note that you have removed disclosure which previously addressed these disclosure topics on both the prospectus cover page and in the risk factor section.

Use of Proceeds, page 46

2. Please refer to the third paragraph. Please revise the second bullet to more clearly describe the outstanding indebtedness that will be repaid with the net proceeds to include the applicable interest rate and maturity of such debt. Refer to Item 504 of Regulation S-K and Instruction 4 thereto.

Capitalization, page 48

3. Please disclose how you valued the warrants including the quantity and the significant estimates and assumptions used to estimate the amount included in the Pro Forma As Adjusted column.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

4. We note your reference to delays in the "global supply chain." Please amend your disclosure to describe whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:

    • suspend the production, purchase, sale or maintenance of certain items;

    • experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing inventory;

    • experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

    • be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion;

    • be exposed to supply chain risk in light of Russia's invasion of Ukraine and/or related geopolitical tension.

    Explain whether and how you have undertaken efforts to mitigate any of the impacts noted above. Please amend your filing to include risk factor disclosure describing the risks related to disruptions and/or delays in the global supply chain, including those related to the Russia-Ukraine conflict.

Underwriting, page 125

5. We note your response to our prior comment 3 and reissue. We note your disclosure that you "have granted the underwriter an option to purchase from [you], at the public offering price, less the underwriting discounts and commissions, up to additional 375,000 Ordinary Shares and/or Pre-Funded Warrants, and/or up to an additional 750,000 Warrants

within 45 days from the date of this prospectus solely to cover over-allotments, if any." Please revise to disclose a fixed volume of ordinary shares and pre-funded warrants to be sold if the underwriter's over-allotment option is exercised in full. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 227.02, available on our public website. In this regard, the 375,000 amount appears to be an either/or amount rather than a fixed volume for each type of security.

Financial Statements
Note 15 - Subsequent Events, page F-34

6. Please tell us in detail and disclose here and elsewhere, such as when pro forma amounts are shown in the Capitalization and Dilution sections, how you initially accounted for the Assignments to Loan Agreements with Smart Pro, Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd. on May 3, 2022, including the equity conversion feature. Also, separately address the subsequent accounting for the assumed conversion given effect to in the pro forma amounts shown in the Capitalization and Dilution sections. Refer to IAS 32.

You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Angela Gomes